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                                                                  EXHIBIT 20.1

           NELLCOR PURITAN BENNETT COMPLETES ACQUISITION OF AEQUITRON

Pleasanton, CA and Minneapolis, MN -- December 5, 1996 -- Nellcor Puritan Bennett Incorporated (Nasdaq: NELL) and Aequitron Medical, Inc. (Nasdaq:AQTN) today announced that the stockholders of Aequitron have approved the acquisition of Aequitron by Nellcor Puritan Bennett. The transaction closed today.

Under the terms of the amended and restated merger agreement, 0.467 shares of Nellcor Puritan Bennett common stock will be issued for each share of Aequitron stock outstanding at the time of the close. The acquisition is intended to qualify as a tax-free reorganization and a pooling of interests for accounting and financial reporting purposes.

Nellcor Puritan Bennett will continue to trade on the Nasdaq National Market System under the symbol NELL. The company, headquartered in Pleasanton, has revenue of over $700 million and approximately 5,000 employees worldwide.

Nellcor Puritan Bennett is the worldwide leader in monitoring, diagnosing and treating the respiratory-impaired patient.